ECARX Completes Acquisition of Flyme Software Business, Securing End-to-End Operating System Capabilities
•Completion brings Flyme Auto and Flyme OS fully in-house, aligning ECARX’s hardware and software roadmaps across the technology stack
•Flyme to operate as an independent software division, preserving R&D continuity and ensuring a seamless transition for existing customers

London, October 5, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence business, today announced the completion of its acquisition of the entire Flyme software business portfolio, first announced on June 22, 2026. Through the transaction, ECARX acquired 100% of the equity interest in Hubei Qiguang Technology Co., Ltd. (the “Acquired Entity”), a new entity carved out from DreamSmart Group to hold the Flyme business, comprising Flyme Auto, an in-vehicle cockpit operating system, and Flyme OS, a cross-device operating system.
Flyme Auto is already deployed by ECARX in 3.5 million production vehicles across multiple OEM partners, and Flyme OS is built on more than 15 years of continuous R&D and mass-market deployment across vehicles, smartphones and smart wearables. ECARX will operate Flyme as an independent software division. Existing operators of Flyme OS will continue to receive updates, and user data will remain in each operator’s ownership.

Ziyu Shen, Founder and CEO of ECARX Holdings Inc commented:
"The completion of the Flyme acquisition marks an important milestone in our strategy to build a fully integrated hardware and software platform. By bringing Flyme's operating system, user experience, AI capabilities, and ecosystem expertise in-house, we strengthen our ability to deliver tightly optimized solutions that connect our silicon, computing platforms, and intelligent software into a unified offering. Owning the entire technology stack will enhance product differentiation, accelerate innovation, improve development efficiency, and create new revenue opportunities through software licensing, integration services, and connected car ecosystem monetization. Ultimately, Flyme positions ECARX to deliver a more compelling end-to-end experience for automakers while strengthening our long-term competitive advantage."

Flyme complements ECARX’s Cloudpeak® cross-domain software stack, with Flyme Auto providing the in-cabin application layer for vehicles in China and Flyme OS enabling seamless connectivity between vehicles, smartphones and smart devices. The expanded portfolio will provide global automakers with greater flexibility to engage with ECARX across multiple layers of the technology stack, from standalone hardware and software solutions to full-stack products.

Transaction Details

The total consideration paid for 100% of the equity of the Acquired Entity was RMB1.8 billion (approximately US$266 million), as compared with an independent valuation of RMB1.824 billion as of May 31, 2026.
The acquisition was executed as an all-cash transaction, consisting of approximately 70% syndicated bank loans from Chinese commercial banks on market terms with a 10-year maturity, and approximately 30% from internal sources. Following closing, ECARX will provide the Acquired Entity with a RMB200 million capital injection to support its operations.
The Acquired Entity houses all mission-critical Flyme intellectual property, R&D teams, engineering resources, OEM customer contracts and supporting operational infrastructure.

About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.
As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX's proven technology is deployed across over 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.
Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com